EXHIBIT 99.1

Westport Fuel Systems Reports First Quarter 2020 Financial Results

VANCOUVER, British Columbia, June 04, 2020 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport Fuel Systems”) (TSX:WPRT / Nasdaq:WPRT) reported financial results for the first quarter ended March 31, 2020 and provided an update on operations. All figures are in U.S. dollars unless otherwise stated.

Key Results

  Consolidated revenues for the quarter ended March 31, 2020 decreased by $6.0 million to $67.2 million, or 8% over the same period last year
  Gross margin for the three months ended March 31, 2020 decreased by $12.9 million to $4.3 million, mainly due to a $10 million charge for a field service campaign for the replacement of a pressure release device recorded during the quarter. Not included in the charge is anticipated insurance recovery of 70% of these costs
  Adjusted EBITDA decreased to negative $3.6 million for the quarter ended March 31, 2020. Excluding the warranty charge, Adjusted EBITDA would have been $6.4 million for the quarter
  Successfully restarted majority of our operations following government directives
  Bolstered short-term liquidity by $20 million through new borrowings, principal deferrals, cost reductions and capital expenditure deferrals to weather the economic impact of COVID-19 and continue funding our operations and investment plans. This includes approximately $4 million in wages subsidies expected in Q2 2020

“I’m proud of the resilience and coordinated response of our global team to this unprecedented disruption of our business,” said David M. Johnson, Chief Executive Officer at Westport Fuel Systems. “While we expect the financial impact of COVID-19 to be more acute in the second quarter, due to the business and operational interruptions we experienced, the safe and efficient restart of production signals the start of recovery.  Despite near-term uncertainty, macro trends and regulatory developments are proof points of persistent market fundamentals for our clean transportation solutions.”

COVID-19 and Outlook

The emergence of COVID-19 is having an adverse impact on our business, including the disruption of production and end customer demand. The extent, duration and impact of COVID-19 and governmental and societal responses is uncertain. A significant portion of our production is from three facilities in Northern Italy, and sales from these facilities are primarily in western and eastern Europe. Our Brescia facility was closed from March 16, 2020 through May 4, 2020. This facility produces HPDI tank assemblies and light-duty Original Equipment Manufacturer ("OEM") and hydrogen components. Our Cherasco and Albinea facilities were closed from March 22, 2020 through May 4, 2020. These facilities produce components and kits in the Independent Aftermarket (“IAM”), Delayed OEM (“DOEM”), electronics and OEM businesses.

In response to COVID-19, we have implemented a number of austerity measures, including actions to reduce costs, such as salary and other compensation deferrals and reductions, and delaying non-critical projects and capital expenditures. We are working with our key lenders and previously announced $6.0 million in principal deferrals on our term loan with Export Development Canada ("EDC"). We expect to secure additional financing through government backed liquidity programs and we are also participating in government wage-subsidy and other support programs in the countries where we operate and expect the cumulative benefit of these programs to be approximately $4.0 million in the second quarter of 2020.

At this time, customer demand for our products for the full year 2020 is difficult to estimate and will be highly dependent on the duration and severity of the COVID-19 pandemic and the post-pandemic market weakness.  Our consolidated sales in the first quarter of 2020 were impacted by COVID-19 and are expected to be materially impacted for the remainder of 2020, with the most significant impact to be realized in the second quarter of 2020.

Our light-duty OEM and Delayed OEM businesses are dependent on new vehicle sales with gaseous fuel systems. Consumer confidence levels have deteriorated and are likely to remain at low levels despite the resumption of economic activity in many major vehicle markets.

We believe that our heavy-duty business and our CWI business will be less impacted than our IAM and light-duty OEM business. Demand for essential goods remains and consumer delivery of these goods has increased, resulting in more stable demand for medium and heavy-duty trucks.

The certification of the WWI HPDI engine through a multi-step, multi-party activity was delayed in the first quarter given the impact of COVID-19 in China. We anticipate certification within 2020.

Key 2020 Priorities

Despite the challenges of COVID-19 and strengthening our balance sheet, our key strategic priorities for 2020 remain:

  The successful commercial launch of Westport HPDI 2.0™ in China to drive volume growth that enables cost reduction and margin improvement.
  Material and structural cost reductions to improve margin and cash flow.
  Secure new light-duty and heavy-duty OEM customers in key market geographies.
  Sustained growth and profitability of our light-duty business through the IAM and OEM channels.

1Q20 Financial Highlights

CONSOLIDATED RESULTS
			Change
($ in millions, except per share amounts)	1Q20	1Q19	Over / (Under)
Revenues	$67.2	$73.2	(8)%
Gross Margin	4.3	17.2	(75)%
Gross Margin %	6%	23%	—
Operating Expenses	24.1	25.9	(7)%
Income from Unconsolidated Joint Ventures	5.4	8.7	(38)%
Net Loss	$(15.3)	$(3.0)	(403)%
Net Loss per Share	$(0.11)	$(0.02)	(450)%
EBITDA (1)	$(11.1)	$4.2	(364)%
Adjusted EBITDA (1)	$(3.6)	$7.3	(149)%
(1) EBITDA and Adjusted EBITDA are non-GAAP measures. Please refer to GAAP and NON-GAAP FINANCIAL MEASURES for the reconciliation.
  Consolidated revenues for the quarter ended March 31, 2020 decreased by $6.0 million to $67.2 million, or 8% over the same period last year. OEM revenue for the three months ended March 31, 2020 was $34.2 million compared with $39.0 million for the three months ended March 31, 2019. Revenue from the OEM business segment decreased by $4.8 million mainly due to the COVID-19 related shutdowns, contractual price reductions to our HPDI launch partner and lower light-duty OEM sales to Russian and German OEMs. IAM revenue for the three months ended March 31, 2020 was $33.0 million compared with $34.2 million for same period last year and mitigated the impact of COVID-19 somewhat as some orders were pulled ahead from customers concerned with supply chain disruptions. Both segments are expected to have sequentially lower revenues in the second quarter of 2020.
  Consolidated gross margin for the three months ended March 31, 2020 decreased by $12.9 million or 75% from $17.2 million in 2019 to $4.3 million for the comparative period in 2020. The gross margin recorded in the current quarter included a $10.0 million expense for a field service campaign for the replacement of a pressure release device sold to our light-duty OEM customers. We expect to recover a significant portion of this charge from insurance recovery during the second half of the year. Gross margin also decreased due to lower overall sales during the quarter and contractual HPDI price reductions.
  Consolidated operating expenses for the quarter ended March 31, 2020 decreased by $1.8 million to $24.1 million, or 7%. Excluding foreign exchange losses, which are mostly unrealized, the decrease was $8.6 million. SG&A expenses decreased by $5.8 million due to the resolution of the SEC investigation in 3Q19 (1Q 2019 legal expenses were $1.8 million), lower compensation costs and a favourable settlement of a legal claim. R&D expenses decreased by $1.0 million due to completion of certain R&D projects in 2019.
  Income from the unconsolidated joint ventures for the quarter ended March 31, 2020 decreased by $3.3 million over the same period last year due to lower sales in CWI.
  Consolidated net loss, EBITDA and Adjusted EBITDA for the three months ended March 31, 2020 were impacted by the $10.0 million warranty charge noted above. Excluding this charge, Adjusted EBITDA would have been $6.4 million for the quarter.

Segment Results

  Effective January 2020, we modified the reporting of our business segments to allow for increased transparency into our customer channels and the respective products we sold to those customers. Accordingly, from that date, all product information and other technology related activities previously reported under the Transportation segment have been disaggregated into two segments, OEM and IAM. The segment results from the three months ended March 31, 2020 and 2019 are presented below.
SEGMENT RESULTS	Three Months Ended March 31, 2020
	Revenue	Operating Income (Loss)	Depreciation & Amortization	Equity Income
OEM	$34.2	$(14.5)	$1.8	$0.1
IAM	33.0	4.8	1.5	—
Corporate	—	(10.2)	0.1	5.3
CWI - 50%	38.3	6.7	—	—
Total Segment	105.5	(13.2)	3.4	5.4
Less: CWI - 50%	(38.3)	(6.7)	—	—
Total Consolidated	$67.2	$(19.9)	$3.4	$5.4

SEGMENT RESULTS	Three Months Ended March 31, 2019
	Revenue	Operating Income (Loss)	Depreciation & Amortization	Equity Income
OEM	$39.0	$(2.7)	$2.8	$0.1
IAM	34.2	2.2	1.4	—
Corporate	—	(8.3)	0.1	8.6
CWI - 50%	46.1	9.9	0.1	—
Total Segment	119.3	1.1	4.4	8.7
Less: CWI - 50%	(46.1)	(9.9)	(0.1)	—
Total Consolidated	$73.2	$(8.8)	$4.3	$8.7

Cummins Westport Inc. Highlights

CUMMINS WESTPORT HIGHLIGHTS
($ in millions, except unit amounts)	1Q20	1Q19	Change Better / (Worse)
Units	1,513	1,991	(24)%
Revenue	$76.7	92.3	(17)%
Gross Margin	21.6	27.8	(22)%
Gross Margin %	28%	30%	—
Operating Expenses	8.2	8.1	—%
Segment Operating Income	$13.4	19.7	(32)%
Westport Fuel Systems 50% Interest	5.3	8.6	(38)%
  CWI revenue for the quarter ended March 31, 2020 decreased by $15.6 million to $76.7 million, or 17% over the same period last year. Engine sales for the three months ended March 31, 2020 were 1,513 compared to 1,991 for the three months ended March 31, 2019. The decrease in engine sales in the first quarter of 2020 largely reflects the timing of transit orders and build schedules combined with lower refuse market sales.
  CWI gross margin for the quarter ended March 31, 2020 decreased by $6.2 million to $21.6 million, or 28% of revenue from $27.8 million or 30% of revenue in the prior year quarter, primarily due to decreased revenues in the current quarter.
  CWI operating income for the quarter ended March 31, 2020 decreased by $6.3 million to $13.4 million, or 32% over the same period last year. Westport Fuel Systems' share of CWI's equity interest for the quarter ended March 31, 2020 decreased by $3.3 million to $5.3 million from $8.6 million in same period last year.

GAAP and NON-GAAP Financial Measures

Management reviews the operational progress of its business units and investment programs over successive periods through the analysis of net income, EBITDA and Adjusted EBITDA. The Company defines EBITDA as net income or loss from continuing operations before income taxes adjusted for interest expense (net), depreciation and amortization. Westport Fuel Systems defines Adjusted EBITDA as EBITDA from continuing operations excluding expenses for stock-based compensation, unrealized foreign exchange gain or loss, and non-cash and other adjustments. Management uses Adjusted EBITDA as a long-term indicator of operational performance since it ties closely to the business units’ ability to generate sustained cash flow and such information may not be appropriate for other purposes.  Adjusted EBITDA includes the company's share of income from joint ventures.

The term Adjusted EBITDA is not defined under U.S. generally accepted accounting principles ("U.S. GAAP") and is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. Adjusted EBITDA has limitations as an analytical tool, and when assessing the company's operating performance, investors should not consider Adjusted EBITDA in isolation, or as a substitute for net loss or other consolidated statement of operations data prepared in accordance with U.S. GAAP. Among other things, Adjusted EBITDA does not reflect the company's actual cash expenditures. Other companies may calculate similar measures differently than Westport Fuel Systems, limiting their usefulness as comparative tools. The company compensates for these limitations by relying primarily on its U.S. GAAP results and using Adjusted EBITDA as supplemental information.

GAAP & NON-GAAP FINANCIAL MEASURES FROM CONTINUING OPERATIONS
($ in millions)	1Q19	2Q19	3Q19	4Q19	1Q20
Three months ended
Net income (loss) from continuing operations	$(3.0)	$(2.3)	$4.9	$0.6	$(15.3)

Income tax expense (recovery)	1.1	0.9	0.8	(0.9)	(0.7)
Interest expense, net	1.8	1.4	1.8	1.5	1.5
Depreciation and amortization	4.3	4.0	4.2	3.8	3.4
EBITDA	4.2	4.0	11.7	5.0	(11.1)

Stock based compensation	0.4	0.3	0.3	0.5	0.6
Unrealized foreign exchange (gain) loss	0.1	(0.7)	0.7	(2.6)	6.9
Intangible impairment	—	—	—	0.7	—
Restructuring, termination and other exit costs	0.8	—	—	—	—
Legal costs associated with SEC investigation	1.8	4.5	—	—	—
Other	—	—	(3.3)	—	—
Adjusted EBITDA	$7.3	$8.1	$9.4	$3.6	$(3.6)

Financial Statements & Management's Discussion & Analysis

This press release together with our Management’s Discussion and Analysis and our Interim Financial Statements are available in the Investor Relations section of our website at www.wfsinc.com/investors and filed electronically through the System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com as well as on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov.

Live Conference Call & Webcast

Westport Fuel Systems has scheduled a conference call for tomorrow, June 5, 2020 at 10:30 am Eastern Time to discuss these results. The public is invited to listen to the conference call in real time by telephone or webcast. To access the conference call by telephone, please dial: 1-800-319-4610 (Canada & USA toll-free) or 1-604-638-5340. The live webcast of the conference call can be accessed through the Westport Fuel Systems website at  www.wfsinc.com/investors.

Replay Conference Call & Webcast

To access the conference call replay, please dial 1-800-319-6413 (Canada & USA toll-free) or 1-604-638-9010 using the pass code 4491. The replay will be available until June 12, 2020. Shortly after the conference call, the webcast will be archived on the Westport Fuel Systems website and replay will be available in streaming audio and a downloadable MP3 file.

About Westport Fuel Systems

At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are inventors, engineers, manufacturers and suppliers of advanced clean fuel systems and components that can change the way the world moves. Our technology delivers performance, fuel efficiency and environmental benefits to address the challenges of global climate change and urban air quality. Headquartered in Vancouver, Canada, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit wfsinc.com.

Cautionary Note Regarding Forward Looking Statements

This press release contains forward-looking statements, including statements regarding the future growth of
Westport Fuel System's business, commercial launch of Westport HPDI 2.0TM in China, future volume growth and cost reductions, the impact of COVID-19 and availability of related government response measures, the costs of field service campaign and related insurance recoveries, along with statements regarding revenue, adjusted EBITDA and cash usage expectations, the demand for our products, cash and capital requirements  as well as Westport Fuel Systems management's response to any of the aforementioned factors. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks, uncertainties and assumptions include those related to COVID-19, it’s duration, effects and government responses thereto, the magnitude and timing for the described field service campaign, availability of insurance, our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, solvency, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, operating expenses, CWI performance, our ability to secure new customers, the availability and price of natural gas, global government stimulus and wage subsidy packages, the acceptance of and shift to natural gas vehicles, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the development of competing technologies, our ability to adequately develop and deploy our technology, the actions and determinations of our joint venture and development partners, as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. In addition, the effects and the impact of the COVID-19 outbreak, as well as the decrease in oil prices and the impact of oil supply cuts, are unknown at this time and could cause actual results to differ materially from the forward-looking statements contained in this MD&A. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

Contact Information

Shawn Severson
Investor Relations
Westport Fuel Systems
T: +1 604-718-2046  E: invest@wfsinc.com